Exhibit 99.2

Consolidated Financial Statements

For the Years Ended December 31, 2009 and 2008

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles.

As of the end of the Company’s 2009 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2009 was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by the Company’s independent auditors, as stated in their report appearing on page 38.

(signed)
James R. Howard-Tripp
President and Chief Executive Officer

(signed)
Mark A. D’Souza
Senior Vice-President and Chief Financial Officer

March 31, 2010, Laval

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

Labopharm Inc.

We have audited Labopharm Inc.’s [the “Company”] internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [the “COSO criteria”]. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management report on internal control over financial reporting on page 37 of its Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 31, 2010 expressed an unqualified opinion thereon.

(signed)
Ernst & Young LLP[1]
Chartered Accountants

Montréal, Canada
March 31, 2010

1 CA auditor permit no. 16652

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and the management’s discussion and analysis of Labopharm Inc. are the responsibility of the management and have been approved by Labopharm’s Board of Directors.

These consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. They include some amounts that are based on estimates and judgments. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements.

To ensure the accuracy and objectivity of the information contained in the consolidated financial statements, Labopharm’s management maintains a system of internal accounting controls. Management believes this system gives a reasonable degree of assurance that the financial documents are reliable and provide an adequate basis for the financial statements, and that the Company’s assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report primarily through its audit committee. The audit committee is formed of outside directors who review the Company’s annual consolidated financial statements as well as the management’s discussion and analysis and the operating results and recommend their approval by the Board. Ernst & Young LLP, Chartered Accountants, the external auditors designated by the shareholders, periodically meet with the audit committee to discuss auditing, the reporting of financial information and other related subjects.

(signed)

James R. Howard-Tripp
President and Chief Executive Officer

(signed)

Mark A. D’Souza
Senior Vice-President and Chief Financial Officer

March 31, 2010, Laval

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Labopharm Inc.

We have audited the accompanying consolidated balance sheets of Labopharm Inc. [the “Company”] as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in accordance with Canadian generally accepted accounting principles.

As explained in note 3 to the consolidated financial statements, in 2009, the Company adopted the requirements of the Canadian Institute of Chartered Accountants [“CICA”] Handbook Section 3064, Goodwill and Intangible Assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2010 expressed an unqualified opinion thereon.

(signed)

Ernst & Young LLP[1]
Chartered Accountants

Montréal, Canada
March 31, 2010

1 CA auditor permit no. 16652

Labopharm Inc.

CONSOLIDATED BALANCE SHEETS

[thousands of Canadian dollars]

As at December 31,	2009 $	2008 [Restated – note 3a] $
ASSETS [note 14]
Current
Cash and cash equivalents [note 2]	23,650	8,373
Marketable securities [note 4]	854	36,520
Accounts receivable [note 5]	4,736	3,277
Research and development tax credits receivable	2,584	1,274
Income taxes receivable	223	474
Inventories [note 6]	2,637	1,760
Prepaid expenses and other assets	701	641

Total current assets	35,385	52,319

Restricted investments [notes 7 and 16]	133	141
Long-term investment [note 8]	2,885	3,178
Property, plant and equipment [note 9]	8,575	9,741
Intangible assets [note 10]	2,018	2,263
Future income tax assets [note 17]	124	145

	49,120	67,787

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities [note 11]	18,124	13,134
Current portion of deferred revenue [note 12]	2,938	4,768
Current portion of obligations under capital leases [note 13]	309	271
Current portion of long-term debt [note 14]	3,558	3,378

Total current liabilities	24,929	21,551

Deferred revenue [note 12]	14,364	9,094
Obligations under capital leases [note 13]	5,033	5,342
Long-term debt [note 14]	18,939	20,265

Total liabilities	63,265	56,252

Shareholders’ equity (deficiency)
Capital stock [note 15]
Common shares, no par value, unlimited authorized shares, 57,456,364 and 56,826,063 issued as at December 31, 2009 and 2008, respectively	242,316	241,967
Warrants [note 15]	937	751
Contributed surplus [note 15]	16,385	14,937
Deficit	(273,625)	(247,515)
Accumulated other comprehensive income (loss)	(158)	1,395

Total shareholders’ equity (deficiency)	(14,145)	11,535

	49,120	67,787

Commitments, guarantees and contingencies [notes 16 and 17]

Subsequent events [note 28]

See accompanying notes

On behalf of the Board:

	(signed)	(signed)
	James R. Howard-Tripp	Rachel R. Selisker

Labopharm Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

[thousands of Canadian dollars, except share and per share amounts]

For the years ended December 31,	2009 $	2008 [Restated – note 3a] $	2007 [Restated – note 3a] $
REVENUE
Product sales	18,480	13,158	11,935
Licensing	4,902	8,856	5,846
Royalties	962	—	—
Research and development collaborations	228	—	1,217

	24,572	22,014	18,998

EXPENSES
Cost of goods sold [excluding amortization] [note 6]	8,345	5,818	7,216
Research and development expenses, net [note 18]	12,703	23,451	23,583
Selling, general and administrative expenses [note 16]	26,274	26,683	20,578
Financial expenses [note 19]	4,296	3,133	1,931
Impairment loss on long-term investment	—	1,291	1,474
Amortization of property, plant and equipment and intangible assets	1,822	1,975	1,845
Interest income	(417)	(1,874)	(3,478)
Foreign exchange loss (gain)	(3,239)	2,235	37
Restructuring costs [notes 11 and 23]	897	—	—

	50,681	62,712	53,186

Loss before income taxes	(26,109)	(40,698)	(34,188)
Income tax expense (recovery) [note 17]	1	(59)	2,501

Net loss for the year	(26,110)	(40,639)	(36,689)

Net loss per share – basic and diluted	(0.46)	(0.72)	(0.65)

Weighted average number of common shares outstanding	57,123,105	56,822,506	56,801,196

See accompanying notes

Labopharm Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY (DEFICIENCY) AND COMPREHENSIVE LOSS

[thousands of Canadian dollars, except share amount]

	Outstanding common shares		Warrants	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total
	#	$	$	$	$	$	$
Balance, December 31, 2006, as previously reported	56,747,963	241,588	—	8,417	(168,449)	—	81,556
Change in accounting policy [note 3a]	—	—	—	—	(1,838)	—	(1,838)

Balance, December 31, 2006, restated	56,747,963	241,588	—	8,417	(170,287)	—	79,718
Net loss for the year, restated [note 3a]	—	—	—	—	(36,689)	—	(36,689)
Changes in unrealized losses on marketable securities	—	—	—	—	—	(50)	(50)

Comprehensive loss for the year							(36,739)
Issuance of warrants [note 15]	—	—	541	—	—	—	541
Shares issued upon the exercise of stock options [note 15]	70,000	367	—	(142)	—	—	225
Stock-based compensation [note 15]	—	—	—	4,252	—	—	4,252

Balance, December 31, 2007, restated	56,817,963	241,955	541	12,527	(206,976)	(50)	47,997
Net loss for the year, restated [note 3a]	—	—	—	—	(40,639)	—	(40,639)
Changes in unrealized gains on marketable securities	—	—	—	—	—	1,445	1,445

Comprehensive loss for the year							(39,194)
Transitional adjustment on adoption of accounting policy [note 3d]	—	—	—	—	100	—	100
Issuance of warrants [note 15]	—	—	190	—	—	—	190
Repricing of warrants [note 15]	—	—	20	—	—	—	20
Shares issued upon the exercise of stock options [note 15]	8,100	12	—	(4)	—	—	8
Stock-based compensation [note 15]	—	—	—	2,414	—	—	2,414

Balance, December 31, 2008, restated	56,826,063	241,967	751	14,937	(247,515)	1,395	11,535
Net loss for the year	—	—	—	—	(26,110)	—	(26,110)
Unrealized net gains and/or losses on marketable securities in prior years transferred to net loss in the current year	—	—	—	—	—	(1,395)	(1,395)
Changes in unrealized losses on marketable securities	—	—	—	—	—	(158)	(158)

Comprehensive loss for the year							(27,663)
Share issuance	591,568	916	(363)	—	—	—	553
Share issuance costs	—	(642)	—	—	—	—	(642)
Vesting of warrants [note 14]	—	—	549	—	—	—	549
Shares issued upon the exercise of stock options [note 15]	38,733	75	—	(31)	—	—	44
Stock-based compensation [note 15]	—	—	—	1,479	—	—	1,479

Balance, December 31, 2009	57,456,364	242,316	937	16,385	(273,625)	(158)	(14,145)

See accompanying notes

Labopharm Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[thousands of Canadian dollars]

For the years ended December 31,	2009 $	2008 [Restated –note 3a] $	2007 [Restated –note 3a] $
OPERATING ACTIVITIES
Net loss for the year	(26,110)	(40,639)	(36,689)
Items not affecting cash
Amortization of property, plant and equipment	1,494	1,646	1,542
Amortization of intangible assets	328	329	303
Amortization of premiums and discounts on marketable securities	110	53	255
Loss on sale of property, plant and equipment	65	—	—
Impairment loss on long-term investment	—	1,291	1,474
Non-cash financial expenses	707	423	131
Unrealized foreign exchange (gain) loss	(2,648)	2,069	44
Future income taxes	—	—	18
Stock-based compensation	1,479	2,414	4,252

	(24,575)	(32,414)	(28,670)
Net change in other operating items [note 20]	5,937	(1,708)	1,249

	(18,638)	(34,122)	(27,421)

INVESTING ACTIVITIES
Acquisition of marketable securities	(8,466)	(50,243)	(73,066)
Proceeds from disposals of marketable securities	9,420	3,234	13,385
Proceeds from maturities of marketable securities	32,639	67,019	85,961
Acquisition of restricted investment	—	(45)	—
Acquisition of property, plant and equipment	(334)	(1,300)	(1,518)
Acquisition of intangible assets	(83)	(507)	(584)

	33,176	18,158	24,178

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(271)	(203)	(96)
Proceeds from issuance of common shares	547	8	225
Payment of issuance costs of common shares	(118)	—	—
Repayment of long-term debt	—	—	(6,977)
Proceeds from issuance of long-term debt	2,549	5,647	14,117
Proceeds from issuance of warrants	—	190	541
Financing costs incurred	(362)	(118)	(25)

	2,345	5,524	7,785

Foreign exchange gain (loss) on cash held in foreign currencies	(1,606)	1,640	(1,091)

Net change in cash and cash equivalents during the year	15,277	(8,800)	3,451
Cash and cash equivalents, beginning of year	8,373	17,173	13,722

Cash and cash equivalents, end of year	23,650	8,373	17,173

Supplemental cash flow information:
Interest paid	3,281	2,473	1,762
Income taxes paid (recovered)	(200)	267	(850)

See accompanying notes

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

1.	DESCRIPTION OF BUSINESS

Labopharm Inc. [the “Company”], incorporated under the Companies Act (Québec), is an international specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary and advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that may have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. The most significant accounting policies are summarized below. A reconciliation of significant differences with generally accepted accounting principles in the United States [“U.S. GAAP”] is presented in note 27.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant judgement and estimates are required in the determination of revenue recognition, including reserves for product rebates and the period over which deferred revenue is recognized, the assessment of asset impairment, including those related to long-lived assets and investments for which there is no active market. They are also required for the valuation allowance for future tax assets, tax credits, as well as for the measurement of stock-based compensation and the recognition and measurement of contingencies. The Company reviews all significant estimates affecting the consolidated financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates and such differences could be material.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries, Labopharm Europe Limited, Labopharm (Barbados) Limited, Labopharm Cyprus Limited and Labopharm USA, Inc. All significant intercompany transactions and balances have been eliminated upon consolidation.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Revenue recognition

The Company recognizes revenue from product sales, royalties, research and development collaborations, and licensing arrangements, which may include multiple elements. The Company’s distribution and license agreements for its products typically include the following deliverables: a license for the customer to sell the product in the licensed territory, additional services to get the product approved in the licensed territory and product support throughout the term of the agreement, and supply of products during the term of the agreement. Consideration for the deliverables can include up-front and/or milestone payments as well as a unit price for the supply of product. Up-front and milestone payments are generally non-refundable. If refundable however, any payment received, or portion of such payment, would be precluded from revenue recognition until the refund condition lapses. Distribution and license agreements are generally not cancellable unless there is a material breach by one of the parties or a significant change in market conditions or mutual agreement between the parties, at which time any amounts remaining in deferred revenue would be recognized.

Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Product sales – Revenue from sales of products is recognized when the product is shipped to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped, when the selling price is fixed and determinable, and collectibility is reasonably assured. Product sales subject to price adjustments are reduced by the estimated future price reduction payable by the Company according to the underlying agreement, based on the Company’s historical experience where relevant, or according to a floor price, where appropriate. Milestone payments earned upon the achievement of a predetermined sales level are recorded as revenue from product sales when the predetermined sales level is reached and collectibility is reasonably assured.

Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, the revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. Milestone fees specifically tied to a separate earnings process and deemed to be substantive and at risk are recognized as revenue when such milestones are achieved and collectibility is reasonably assured. Otherwise, they are recognized over the remaining term of the

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

underlying agreement or the term over which the Company maintains substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue. The term over which milestone payments are recognized as revenue can be revised if the period over which the Company maintains substantive contractual obligations changes following significant events or circumstances.

Royalty revenue – Revenue arising from royalties is recognized when reasonable assurance exists regarding measurement and collectibility. Royalties are calculated as a percentage of net sales realized by the Company’s licensee of its product. The licensee’s net sales consist of revenues from product sales of the Company’s pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses. The Company recognizes royalties on its licensee’s net sales when title and risk of loss has passed to the licensee’s customer, which is typically upon delivery to the licensee’s customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses are reasonably determinable, and when collectibility is reasonably assured.

Revenue from the launch of a new product, for which the Company or its licensee are unable to develop the requisite historical data on which to base estimates of returns, may be deferred until such time that an estimate can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch. Any royalties or product sales received or receivable in advance of recognition are recorded in deferred revenue.

Research and development collaborations – The Company recognizes revenue from various research agreements as the contracted services are performed or when milestones are achieved, in accordance with the terms of the specific agreements. Up-front payments for the use of technology where further services are to be provided or fees received on the signing of research agreements are recognized over the period of performance of the related activities. Amounts received in advance of recognition are included in deferred revenue.

Cash and cash equivalents

Cash and cash equivalents consist of cash and all highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company considers these highly liquid short-term investments with a maturity on acquisition of less than three months to be cash equivalents. Due to these factors, cash equivalents have been classified as held-for-trading.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

As at December 31, 2009, cash and cash equivalents consisted entirely of cash and as at December 31, 2008, cash and cash equivalents included $628 of cash equivalents with an annual effective yield of 0.42%.

Marketable securities

Marketable securities are classified as available-for-sale and are recorded at fair value. Unrealized gains or losses which are considered temporary are recognized in accumulated other comprehensive income (loss) in shareholders’ equity until the marketable security is derecognized and all cumulative gain or loss is then recognized in net loss for the year. The Company reviews available-for-sale securities at each reporting period-end to identify and evaluate investments that show indications of possible impairment. A security is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary. In determining whether a loss is temporary, factors considered include the extent of the unrealized loss, the length of time that the security has been in an unrealized loss position, the financial condition and near-term prospects of the issuer, and the Company’s intention or obligation to sell the security before any anticipated recovery. If the decline is considered to be other than temporary, a write-down is recorded in the Company’s Consolidated Statements of Operations. The amortization of acquisition premiums and discounts is recorded as a deduction from or addition to interest earned on those securities, respectively. The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined by specific identification.

Allowance for doubtful accounts

The Company reviews its accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and includes these in its allowance for doubtful accounts. Actual write-offs may however exceed the recorded allowance. The Company has no allowance for doubtful accounts as at December 31, 2009 or 2008.

Inventories

Inventories are valued at the lower of cost, which is determined on an average cost basis, and net realizable value.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Property, plant and equipment

Property, plant and equipment are recorded at cost less related investment tax credits for research and development equipment.

Assets acquired under capital leases are recorded at cost, being the initial present value of the minimum lease payments after deduction of executory costs.

Amortization of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods and rates:

Building and building improvements	Straight-line over the term of the lease	up to 15 years
Laboratory and plant equipment	Diminishing balance	20% to 30%
Computer hardware and software	Diminishing balance	30%
Furniture and office equipment	Straight-line	5 to 10 years
Leasehold improvements	Straight-line over the term of the lease	up to 10 years

Intangible assets

Intangible assets consist of acquired patents and internally generated patents which meet the generally accepted accounting criteria for deferral and amortization, which is typically achieved when the underlying product is approved for sale in the underlying territory. The internally generated patent costs include legal fees to obtain patents and patent application fees. Intellectual property rights include fees paid to third parties for the use or the licensing of technologies. Intangible assets also include software that is not an integral part of the related hardware or equipment. Amortization of intangible assets is calculated over their estimated useful lives, which cannot exceed the life of the underlying patents, using the following methods and rates:

Intellectual property rights	Straight-line	up to 20 years
Patents	Straight-line	up to 20 years
Software	Diminishing balance	30%

Research expenses are charged to income in the year of expenditure. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Company has not deferred any such development costs to date.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Impairment of long-lived assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset to be held and used with the total of the undiscounted cash flows expected from its use and disposal. If such an asset is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value, generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year.

Financial instruments – Recognition and measurement

All financial assets are classified as held-for-trading, held-to-maturity investments, loans and receivables or available-for-sale. All financial liabilities must be classified as held-for-trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheets at fair value. After initial recognition, the financial instruments are measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost using the effective interest method.

The effective interest related to the financial assets and liabilities classified as loans and receivables or other financial liabilities and the gain or loss arising from a change in the fair value of a financial asset classified as held-for-trading are included in net loss for the year during which they arise. If a financial asset is classified as available-for-sale, the gain or loss is recognized in accumulated other comprehensive income (loss) until the financial asset is derecognized and all cumulative gain or loss is then recognized in net loss for the year. If there has been a loss in value of such investment that is other than a temporary decline, the investment is written down and the impairment loss is recognized in net loss for the year.

Issuance costs of capital stock

The Company records share issuance costs as a reduction of capital stock.

Financing costs

Financing fees and transaction costs associated with the issuance of debt are deferred, recorded as a reduction of the carrying value of the related debt, and amortized over the term of the related debt using the effective interest method.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Government assistance

Grant amounts resulting from government assistance programs, including investment tax credits on research and development expenses, are reflected as reductions to the cost of the assets or to the expenses to which they relate at the time the assistance becomes receivable.

Foreign currency translation

The Company’s foreign subsidiaries are considered to be integrated foreign entities and are accounted for in accordance with the temporal method, as are transactions in foreign currencies entered into by the Company. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate. Non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated into Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income in the year during which they occurred.

Stock-based compensation plan

The Company has a stock-based compensation plan and has applied the fair value based method to expense all options awarded to employees and directors since March 1, 2002. The fair value of stock options granted is determined at the date of grant using the Black-Scholes option pricing model, and expensed over the vesting period of the options. Awards with graded vesting are considered multiple awards. In determining the expense, the Company deducts the number of awards that are expected to be forfeited at the time of grant and the Company revises this estimate, if necessary, in subsequent years if actual forfeitures differ from those estimates. The Company’s policy is to issue new shares upon the exercise of stock options.

Net loss per share

The basic net loss per share is calculated using the weighted average number of common shares outstanding during the year. The diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects, if any, of dilutive common share equivalents such as options. This method requires that the diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the volume weighted average trading price of the common shares during the year. Diluted net loss per share is equal to the basic net loss per share since the effect of exercising 1,183,208 options and warrants [2008 – 885,876, 2007 – 76,622] would be anti-dilutive.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods during which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Recent accounting pronouncements

In December 2008, the Canadian Institute of Chartered Accountants [“CICA”] issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations. This standard establishes standards for the accounting for a business combination. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. The Company will be evaluating the effects of adopting this new standard as required.

In December 2009, the Emerging Issues Committee issued Abstract EIC-175, Multiple Deliverable Revenue Arrangements, which provides an alternative method for determining the selling price of deliverables under revenue arrangements with multiple deliverables. This guidance eliminates the residual method of allocating arrangement consideration and requires expanded qualitative and quantitative disclosures. EIC-175 is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after January 1, 2011. Early adoption is permitted. The Company will be evaluating the effects of adopting this new standard.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

3.	CHANGES IN ACCOUNTING POLICIES

The following CICA Handbook Sections, were adopted by the Company on January 1, 2009:

a)	Section 3064, Goodwill and Intangible Assets, was adopted by the Company on January 1, 2009. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The application of this new Section had an impact on the Company’s financial results, as the Company will no longer recognize as intangible assets internally generated trademarks, and internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization. In accordance with the transitional provisions of Section 3064, these new standards have been adopted retroactively with restatement of prior periods. The adoption of these new standards resulted in a $1,838 decrease in intangible assets and a $1,838 increase in deficit as at December 31, 2006, a $1,952 decrease in intangible assets and a $1,952 increase in deficit as at December 31, 2007, and a $2,064 decrease in intangible assets and a $2,064 increase in deficit as at December 31, 2008. For the year ended December 31, 2008, the adoption of these new standards resulted in the following changes: a $287 increase [2007 –$243] in selling, general and administrative expenses, a $175 decrease [2007 – $129] in amortization of intangible assets, for a $112 increase [2007 – $114] in net loss. The basic and fully diluted net loss per share for the year ended December 31, 2008 increased by $0.002 from $0.71 to $0.72 [2007 – increased by $0.002 from $0.64 to $0.65].

Furthermore, software that is not an integral part of the related hardware or equipment is now included in intangible assets rather than as part of property, plant and equipment, resulting in a decrease in the net carrying value of property, plant and equipment by an amount of $472 as at December 31, 2008, with a corresponding increase in the net carrying value of intangible assets.

b)	Also in January 2009, the Emerging Issues Committee issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides further information on determining the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. This Abstract states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This recommendation applies retrospectively without restatement of prior period financial statements to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, the date of issuance of the Abstract. The adoption of EIC-173 had no impact on the Company’s consolidated financial statements.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

3.	CHANGES IN ACCOUNTING POLICIES [Cont’d]

c)	In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosures about fair value measurements and to enhance liquidity risk disclosures associated with financial instruments. This standard is effective for annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of this standard did not impact the amounts reported in the Company’s consolidated financial statements as it relates to disclosures.

d)	Section 3031, Inventories, was adopted by the Company on January 1, 2008. This Section replaces the previous standard for inventories, Section 3030. The application of this new Section had an impact on the Company’s measurement of inventories. Under the new Section, inventories should be measured at the lower of cost and net realizable value, while prior to the adoption of the new Section, the Company valued its raw materials at the lower of cost and replacement cost. The transitional provision of the Section required that the standard be applied to the opening inventory balance of the period, with any resulting adjustment recorded to the opening deficit. This change in the measurement method of raw materials resulted in an increase of $100 to the carrying value of raw materials as at January 1, 2008 and consequently the opening balance of deficit was reduced by $100. Prior periods were not restated. The adoption of this Section had no other impact on the Company’s consolidated financial statements.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

4.	MARKETABLE SECURITIES

Marketable securities are comprised of the following securities with an average weighted yield of 0.70% [2008 – 2.93%]:

	Amortized cost $	Gross unrealized gains $	Gross unrealized losses $	Estimated fair value $
As at December 31, 2009
Maturing within one year
Government-backed commercial paper	1,012	—	(158)	854

	1,012	—	(158)	854

As at December 31, 2008
Maturing within one year
Government-backed commercial paper	24,249	1,385	(16)	25,618
Government bonds	6,452	64	(1)	6,515

	30,701	1,449	(17)	32,133

Maturing after one year
Government bonds	4,424	—	(37)	4,387

	35,125	1,449	(54)	36,520

None of the marketable securities held as at December 31, 2009 or 2008 have been in an unrealized loss position for more than twelve months. The gross unrealized losses as at December 31, 2009 are primarily related to the marketable securities denominated in U.S. dollars and result primarily from an unfavourable currency fluctuation. The Company considers these gross unrealized losses temporary due to the significant volatility in the exchange rate between the U.S. dollar and the Canadian dollar over the last several quarters. It is however possible that upon maturity or sale of these securities denominated in U.S dollars, that the U.S.—Canadian dollar exchange rate will not be at the level it was at the time of purchase and that the Company realizes a foreign currency loss.

During the year ended December 31, 2009, as a result of the disposal or maturities of available-for-sale marketable securities and the effect of currency fluctuation, gross realized gains amounted to $1,720 [2008 – nil], and gross realized losses amounted to $1,234 [2008 – nil], and were included in the consolidated statement of operations in foreign exchange loss (gain).

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

5.	ACCOUNTS RECEIVABLE

	2009 $	2008 $
Trade	4,617	2,963
Sales taxes	109	280
Other	10	34

	4,736	3,277

6.	INVENTORIES

	2009 $	2008 $
Raw materials	1,567	873
Intermediate finished goods	790	657
Finished goods	280	230

	2,637	1,760

During the year ended December 31, 2009, inventories in the amount of $7,430 [2008 – $5,356] were recognized as cost of goods sold, including provisions for write-downs to net realizable value amounting to $206 [2008 – $437], and a reversal of previously recorded write-downs amounting to $423 [2008 – $150] primarily as a result of the reversal of a $240 write-down, taken in 2007, of a deposit made to a vendor for the manufacturing of products, and of the reduction of the Company’s reserve for potentially unsalable inventory due to a short shelf life, based on revised estimates.

7.	RESTRICTED INVESTMENTS

The restricted investments are comprised of two deposits [2008 – two deposits] maturing in 2010 and 2011 with an annual weighted average effective yield of 2.54% [2008 – 2.56%]. These two investments collateralize letters of credit issued by financial institutions as security for certain of the Company’s lease obligations [note 16].

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

8.	LONG-TERM INVESTMENT

As at December 31, 2008, the Company held non-bank sponsored asset-backed commercial paper [“Montreal Proposal ABCP”] with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper under the Companies’ Creditors Arrangement Act for the restructuring of the Montreal Proposal ABCP.

On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, the Company received in exchange of its Montreal Proposal ABCP long-term investments having a face value of $5,683, consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes [collectively, the “Long-term Notes”], all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which was recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment approximated the carrying value of the Montreal Proposal ABCP investment immediately prior to the exchange.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.50%: i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. The Company has designated the Long-term Notes as held-for-trading.

During the year ended December 31, 2009, $93 of accrued interest and capital was received and recorded as a reduction of fair value of the Long-term Notes. The Company estimates the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at December 31, 2009. The valuation technique used by the Company to estimate the fair value of the Long-term Notes is consistent with the method used to estimate the fair value of the Montreal Proposal ABCP held at December 31, 2008. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. The Company estimates that the Long-term Notes will generate interest returns ranging from 0.00% to 2.50% until their maturity, which is assumed to be at the end of 2016. The discount rates used consider factors such as yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and the nature of the underlying assets. A discount rate of 8.70% was used for the Class A-1 notes, 11.20% for the Class A-2 notes,

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

8.	LONG-TERM INVESTMENT [Cont’d]

and 22.20% for the Class B notes, resulting in a weighted average discount rate of approximately 11.50%. The fair value of the Class C Notes is estimated to be nil due to the significant uncertainty as to the ultimate collectability of these notes as a result of their estimated credit risk. As at December 31, 2009, based on the Company’s valuation model, the fair value of the Long-term Notes is estimated to be approximately $2,885.

As the fair value of the Long-term Notes is determined using a number of assumptions and is based on the Company’s assessment of market conditions as at December 31, 2009, the fair values reported in subsequent periods may change materially. The most significant variable in the valuation of the Company’s Long-term Notes is the discount rate or the yield that prospective investors will require. The Company conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of its Long-term Notes ranging from $2,594 to $3,177. A 1.0% increase in the weighted average discount rate would decrease the fair value of the Long-term Notes by approximately $172.

9.	PROPERTY, PLANT AND EQUIPMENT

	Cost $	Accumulated amortization $	Net carrying value $
2009
Building and building improvements	8,620	3,693	4,927
Laboratory and plant equipment	7,039	4,624	2,415
Computer hardware and software	1,956	1,550	406
Furniture and office equipment	1,659	903	756
Leasehold improvements	159	88	71

	19,433	10,858	8,575

2008
Building and building improvements	8,596	3,102	5,494
Laboratory and plant equipment	6,819	4,104	2,715
Computer hardware and software	1,949	1,378	571
Furniture and office equipment	1,653	785	868
Leasehold improvements	159	66	93

	19,176	9,435	9,741

The right to use the building and the building improvements reverts to its owners in 2018 unless the Company renews or extends the lease. The consolidated statements of cash flows for the year ended December 31, 2008 include acquisitions of property, plant and equipment for $128 purchased in 2007.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

9.	PROPERTY, PLANT AND EQUIPMENT [Cont’d]

During the year ended December 31, 2009, the Company also wrote off $5 of property, plant and equipment [2008 – $50] that were fully depreciated and were no longer used by the Company.

Property, plant and equipment include the following assets under capital leases:

	Cost $	Accumulated amortization $	Net carrying value $
2009
Building	5,970	2,653	3,317
Office equipment	94	53	41

	6,064	2,706	3,358

2008
Building	5,970	2,255	3,715
Office equipment	94	33	61

	6,064	2,288	3,776

Amortization expense of assets under capital leases amounting to $418 [2008 – $417; 2007 – $447] is included in amortization of property, plant and equipment. During 2009, no property, plant and equipment were acquired through capital leases [2008 – nil; 2007 – $96].

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

10.	INTANGIBLE ASSETS

	Cost $	Accumulated amortization $	Net carrying value $
2009
Intellectual property rights	929	450	479
Patents	1,566	361	1,205
Software	1,313	979	334

	3,808	1,790	2,018

2008
Intellectual property rights	929	369	560
Patents	1,492	261	1,231
Software	1,306	834	472

	3,727	1,464	2,263

During the year ended December 31, 2009, the Company recognized as intangible assets costs of $76 [2008 – $428] related to internally generated patents meeting the generally accepted criteria for deferral and amortization, and $7 for acquired software [2008 – $79], and wrote off internally generated patents having a cost of $2 [2008 – nil] and a net carrying value of nil [2008 – nil].

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2009 $	2008 $
Trade payables and accruals	4,948	4,317
Patent defense litigation costs [note 16 [a]]	9,479	4,894
Accrued payroll and related expenses	1,903	2,816
Restructuring costs payable [note 23]	473	—
Other	1,321	1,107

	18,124	13,134

12.	DEFERRED REVENUE

In July 2008, the Company reached an agreement with Recordati Ireland Ltd. [“Recordati”] to reacquire the sales and marketing rights to its once-daily tramadol product for the United Kingdom. Under this agreement, the Company received a payment of $1,118 [€700] from Recordati, of which $106 was in consideration of an account receivable related to a portion of a previously recognized milestone payment, and repurchased finished goods inventory for a cash consideration of $269. Prior to the conclusion of this agreement, the Company was recognizing as licensing revenue $408 per year on a straight-line basis for licensing payments previously received from Recordati. Following the conclusion of this agreement, the Company has no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411 was recognized as licensing revenue in the year ended December 31, 2008, together with the unrecognized portion of the $1,118 payment.

In 2005, the Company received a non-refundable up-front licensing payment of $23,100 [US$20,000] from Purdue Pharma Products L.P. [“Purdue Pharma”], which was being recognized as revenue on a straight-line basis until November 2010 which was the estimated term over which the Company was expecting to maintain substantive contractual obligations. As at December 31, 2009, the Company has revised the term over which it expects to maintain substantive contractual obligations towards Purdue Pharma to December 31, 2013. This period may be shortened or extended further as a result of future events or circumstances. Prior to December 31, 2009, the Company was recognizing $3,468 per year [prior to July 1, 2008 – $2,718 per year; prior to May 30, 2007 – $6,470 per year] as licensing revenue with respect to this up-front payment, an impact of $0.06 on the basic and diluted net loss per share; following this change in estimate, the amount will be $795 per year, an impact of approximately $0.01 on the basic and diluted net loss per share, based on the weighted average number of shares outstanding as at December 31, 2009.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

13.	OBLIGATIONS UNDER CAPITAL LEASE

	2009 $	2008 $
Building, repayable in monthly instalments of $83 until May 2013 and $96 from June 2013 to April 2018, including interest calculated at 14.6%	9,121	10,121
Various leases for office equipment, repayable in monthly instalments totalling $2, including interest ranging from 7.3% to 7.8%, with maturity from February to March 2012	50	72

	9,171	10,193
Interest included in instalments	3,829	4,580

	5,342	5,613
Less: current portion	309	271

	5,033	5,342

Future minimum annual lease payments under capital leases for the next five years and thereafter are as follows:

$
2010	1,023
2011	1,022
2012	1,004
2013	1,094
2014	1,150
Thereafter	3,878

9,171

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

14.	LONG-TERM DEBT

	2009 $	2008 $
Term loan of US$20,000, maturing on June 1, 2012, bearing interest at 10.95%, interest-only payments until June 1, 2010 and subsequently repayable in 24 monthly payments of US$932 [$978] including principal and interest	20,988	—
Term loan Tranche A of US$15,000, maturing on December 1, 2011, bearing interest at 10.95%, interest-only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of US$574 including principal and interest	—	18,342
Term loan Tranche B of US$5,000, maturing on December 1, 2011, bearing interest at 10.95%, interest-only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of US$191 including principal and interest	—	6,114
Adjustment for the debt discount, transaction costs and value assigned to the warrants	(1,040)	(813)

	19,948	23,643
Revolving credit facility, no principal repayment until maturity on June 17, 2012	2,549	—

	22,497	23,643
Less: current portion	3,558	3,378

	18,939	20,265

In June 2009, the Company signed a third amendment to a term loan agreement, which was initially entered into in June 2005 and amended in December 2007 [“Tranche A”] and in October 2008 [“Tranche B”]. The third amendment postpones the date from which the Company is required to begin repaying principal on the loan from July 1, 2009 to July 1, 2010, and changes the maturity date of the loan from December 1, 2011 to June 1, 2012. No additional funds will be available under the amended term loan agreement. The third amendment was accounted for as a modification and consequently results in no gain or loss.

As part of the third amendment, the additional 292,030 warrants initially issued in December 2007 became immediately vested. The Company estimated the fair value of these warrants using the Black-Scholes option pricing model assuming an expected volatility of 89%, an expected life of 3.5 years, a risk-free interest rate of 2.44% and no dividend yield, resulting in an estimated fair value of $549 which was recorded as an increase in warrants and a reduction in long-term debt.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

14.	LONG-TERM DEBT [cont’d]

The transaction costs related to the third amendment to the term loan agreement amount to $362. These costs and the estimated fair value of the vested warrants were recorded as a reduction of the carrying value of the long-term debt and are amortized over the remaining term of the loan using the effective interest method. Furthermore, the amendment also provides for an additional back-end fee of US$200, bringing the total back-end fee payable at maturity or settlement of the term loan to US$480. As a result of the debt discount, transaction costs and the value assigned to the warrants, the effective interest rate of the amended term loan is now approximately 15.9%. The term loan is collateralized by a first rank lien on all of the Company’s assets except for a second rank lien on the Long-term Notes and for its intellectual property which is not subject to any lien.

In June 2009, the Company finalized a revolving credit agreement with the parent company of the broker [the “Bank”] through which the Company had purchased its Montreal Proposal ABCP. Under the credit agreement, the Company can borrow an amount of up to 45% of the principal value of the Long-term Notes or $2,555, for an initial three-year period, subject to certain conditions. Borrowings under the credit facility are collateralized by a first rank lien on the Long-term Notes. At the end of the three-year period, under certain conditions the Company has the option of repaying any amount owing by surrendering the Long-term Notes. This repayment arrangement has been recognized as an embedded put option and is measured at fair value using a valuation technique incorporating a probability weighted approach applied to the range of potential fair values of the Long-term Notes upon maturity of the credit agreement and considering the maximum amount that can be borrowed under the credit agreement and the discount rate used for estimating the fair value of the Long-Term Notes. As at December 31, 2009, the fair value of this embedded derivative is estimated to be nil due to the low probabilities assigned to scenarios where the Long-term Notes are surrendered. Changes in the estimated fair value will be recognized in income, should any arise at future reporting dates. Borrowings under the credit facility can be in the form of floating rate loans bearing interest at the Bank’s reference rate less 1%, or at discounted banker’s acceptances plus stamping fees. As at December 31, 2009, $2,549 of the available credit facility was used, bearing an effective weighted average interest rate of 1.06%.

The Company is subject to certain non-financial covenants related to its long-term debt and has complied with these covenants as at December 31, 2009.

Principal repayments of the long-term debt for the next three twelve-month periods ending December 31 are as follows:

$
2010	4,808
2011	10,459
2012	8,270

23,537

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

15.	SHAREHOLDERS’ EQUITY

Authorized

Unlimited number of common shares, voting, without par value

Unlimited number of preferred shares, non-participating, non-voting, without par value

Capital stock transactions

During the year ended December 31, 2009, 38,733 [2008 – 8,100; 2007 – 70,000] stock options were exercised for a total cash consideration of $44 [2008 – $8; 2007 – $225]. In addition, capital stock was increased by $31 [2008 – $4; 2007 – $142] and contributed surplus was reduced by the same amount.

During the year ended December 31, 2009, 565,000 warrants were exercised for a cash consideration of $503. In addition, share capital was increased by $363 and warrants reduced by the same amount.

On November 24, 2009, the Company entered into a standby equity distribution agreement [“SEDA”] with YA Global Master SPV LTD [the “Purchaser”] pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of the Company’s common shares, provided that in no event may it sell more than the lower of (i) 11,426,533 of its common shares, and (ii) 19.9% of its issued and outstanding common shares at any given time, unless it obtains the approval of its shareholders pursuant to the rules of the Toronto Stock Exchange [“TSX”] and the Nasdaq, and any required regulatory approval.

Until November 24, 2012, the Company has the right, but not the obligation, to sell common shares to the Purchaser. From time to time during the term of the agreement, and at the Company’s sole discretion, it may present the Purchaser with draw-down notices of up to $2,000 at a time, requiring the Purchaser to purchase its common shares. The per share purchase price for these shares will equal the daily volume weighted average price of its common shares on each date during a ten-day pricing period, subject to a minimum price which the Company may establish at the time of the draw-down notice, less a discount of 5.0% if the share purchase price is less than $3.00, 4% if the share purchase price is equal to or above $3.00 but less than $6.00, and 3.5% if the share purchase price is equal to or above $6.00.

On December 20, 2009, the Company presented a draw-down notice of $1,000 to the Purchaser pursuant to the SEDA, subject to a minimum share purchase price of $2.00 [note 28]. As at December 31, 2009, the Company had not otherwise drawn down on the SEDA.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

15.	SHAREHOLDERS’ EQUITY [cont’d]

The share issuance costs in relation to the SEDA amounted to $642, of which $50 was paid with the issuance of 26,568 shares in December 2009, and of which $50 is payable to the Purchaser in June 2010 in cash or in shares, at the discretion of the Company.

Warrants

On December 21, 2007, as part of an amendment to the term loan agreement described in note 14, the Company issued 1,460,152 warrants to purchase one common share per warrant, having an exercise price of $1.00 each, with 60% of the warrants being fully vested upon execution of the amended term loan agreement and the balance becoming vested only upon a further draw down. Under certain conditions, the warrants are subject to re-pricing and as a result of the draw down of Tranche B in October 2008, the exercise price of the warrants was reduced to $0.89. As a result of the re-pricing, the value of the 876,091 warrants vested in 2007 was increased by $20 and the carrying value of Tranche B reduced by the same amount.

In October 2008, the warrant agreement was amended and an additional 292,031 warrants vested upon the draw down by the Company of Tranche B. The remaining 292,030 warrants vested in June 2009 upon signing the third amendment to the term loan agreement, as set out in note 14.

Proceeds from the term loan agreement were allocated to the long-term debt and the vested warrants based on their relative fair value. The proceeds allocated to the 876,091 warrants related to Tranche A vested in 2007 amounted to $541 and the proceeds allocated to the 292,031 warrants related to Tranche B vested in October 2008 amounted to $190.

The Company estimated the fair value of the warrants measured in the years ended December 31 and the incremental fair value related to the 2008 re-pricing using the Black-Scholes option pricing model and resulting in the following weighted average assumptions at the issuance, re-pricing or vesting date:

For the years ended December 31,	2009	2008	2007
Expected volatility	89%	78%	72%
Expected life	3.5 years	4.2 years	5.0 years
Risk-free interest rate	2.44%	2.96%	3.88%
Dividend yield	n/a	n/a	n/a

As at December 31, 2009, 895,152 warrants were outstanding [2008 – 1,460,152], all of which were exercisable [2008 – 1,168,122]. The exercise price is $0.89 and the warrants expire on December 28, 2012.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

15.	SHAREHOLDERS’ EQUITY [Cont’d]

Stock option plan

The Company established a stock option plan for directors, executive officers, employees and consultants of the Company. The maximum number of common shares that are issuable under the plan shall not exceed 9.9% of the Company’s total issued and outstanding shares at any time.

During the year ended December 31, 2008, the Company undertook in favour of an institutional shareholder to limit the number of options granted per year under the stock option plan, to 2% of the outstanding shares at the beginning of such year. The foregoing undertaking shall expire at the earliest of the institutional shareholder owning less than 3% of the Company’s outstanding shares, and the stock option plan being amended and such amendment(s) being approved and ratified by the shareholders at a duly called meeting.

As at December 31, 2009, 5,688,180 [2008 – 5,625,780] securities are issuable under the plan, and 755,697 [2008 – 1,544,035] options are available for grant, subject to the undertaking described above.

The maximum number of common shares that may be optioned in favour of any individual will not exceed 5% of the number of outstanding common shares. Under the stock option plan, the price at which the common shares may be purchased will not be lower than the closing price of the common shares on the TSX on the grant date. Any options issued are non-transferable.

All of the options that may be granted under the plan are exercisable according to a schedule up to a maximum period of ten years following the grant date thereof. The outstanding options as at December 31, 2009 may be exercised no later than December 2016. Options granted generally vest over a two- or three-year period except for stock options granted to members of the Board of Directors, which vest immediately.

The stock option plan was amended in 2008 to include a retirement clause that applies to certain officers of the Company. Provided that some conditions are met with respect to age and period of employment with the Company, the stock options of these officers shall, upon their retirement, continue to vest under their original terms and shall retain their original expiry dates. Following this change in the stock option plan, the Company recognizes upon grant all compensation costs for unvested options granted to officers who have met these conditions. Compensation costs for options granted to officers who would meet these conditions during the regular vesting period are recognized over the period from the grant date to the date the officer will meet these conditions.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

15.	SHAREHOLDERS’ EQUITY [Cont’d]

The changes in the number of stock options granted by the Company and their weighted average exercise prices are as follows:

	2009 #		$2008 #		$2007 #	$
Balance, beginning of year	4,081,745	4.57	3,670,750	5.89	3,556,425	6.03
Granted	1,362,705	1.51	1,424,995	2.19	1,399,550	5.50
Exercised	(38,733)	1.15	(8,100)	0.96	(70,000)	3.22
Expired	(418,000)	5.42	(833,200)	6.43	(1,133,425)	5.96
Forfeited	(55,234)	1.83	(172,700)	4.31	(81,800)	6.24

Balance, end of year	4,932,483	3.71	4,081,745	4.57	3,670,750	5.89

Options exercisable at end of year	3,766,912	4.31	2,957,644	5.06	2,724,150	6.00

Additional information concerning stock options as at December 31, 2009 is as follows:

Range of exercise prices $	Options outstanding			Options exercisable
	Number of options #	Weighted average remaining contractual life [in years]	Weighted average exercise price $	Number of options #	Weighted average exercise price $
0.70 to 0.96	238,895	5.1	0.91	225,561	0.92
1.21 to 1.62	1,546,638	6.0	1.44	734,401	1.43
1.81 to 2.65	1,156,250	5.2	2.43	819,550	2.44
3.10 to 3.94	347,600	0.4	3.24	347,600	3.24
6.61 to 9.72	1,643,100	2.7	7.23	1,639,800	7.23

	4,932,483	4.3	3.71	3,766,912	4.31

A compensation expense of $1,479, net of the estimation of forfeitures, has been recognized during the year ended December 31, 2009 [2008 – $2,414; 2007 – $4,252] for stock options granted to employees and directors.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

15.	SHAREHOLDERS’ EQUITY [Cont’d]

As at December 31, 2009, total unrecognized compensation expense related to unvested stock options amounted to $291, and is expected to be allocated to research and development and selling, general and administrative expenses on a weighted average period of 12.9 months.

Additional information concerning stock options for the years ended December 31, is as follows:

	2009 $	2008 $	2007 $
Intrinsic value of options exercised during the year	29	6	240
Intrinsic value of options outstanding, end of year	1,507	721	19
Intrinsic value of options exercisable, end of year	875	439	6
Estimated fair value at grant date of options becoming exercisable during the year	1,905	3,226	3,143

The fair value of options granted during the year was estimated at the date of grant using the Black-Scholes option pricing model and resulting in the following weighted average assumptions:

For the years ended December 31,	2009	2008	2007
Expected volatility	100%	76%	66%
Expected life	5.0 years	5.0 years	5.0 years
Risk-free interest rate	1.86%	3.43%	4.09%
Dividend yield	n/a	n/a	n/a

In developing the estimate of expected life, the Company has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Company based its determination of expected volatility on the historical market volatility of its shares.

The weighted average grant date fair value of stock options granted during the year ended December 31, 2009, using the aforementioned assumptions, was $1.13 [2008 – $1.40; 2007 – $3.09].

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

16.	COMMITMENTS, GUARANTEES AND CONTINGENCIES

[a]	Commitments

The Company occupies certain facilities under operating lease arrangements and leases certain equipment. Estimated future minimum annual payments under these operating leases for the years ending December 31 are as follows:

$
2010	192
2011	116
2012	75
2013	19

402

Rental expenses for facilities and equipment under operating leases totalled $192 in 2009 [2008 – $158; 2007 – $101].

Letters of credit amounting to $125 were issued to the lessors of the Company’s facilities as collateral for the Company’s performance of obligations under the leases. These letters of credit are collateralized by specific investments with an estimated fair value of $133 which have been classified as restricted investments.

The Company has entered into a long-term supply agreement with a third-party manufacturer in anticipation of the commercialization of its products. This agreement includes a clause requiring the purchase of minimum quantities of product under certain conditions. Should these conditions be effective, the Company estimates that the minimum remaining commitment related to this agreement could reach up to approximately $11,678 for the purchase of bulk tablets in 2010 and 2011. Purchases applied against the minimum commitments amounted to approximately $3,041 for the year ended December 31, 2009 [2008 – $820; 2007 – $2,528]. Under the terms of the agreement, any shortfall on the purchase commitments may result, in certain circumstances, in an indemnification payment by the Company at the end of the term of the agreement. The Company is currently discussing with the third-party to review the terms of the agreement, including the elimination of the minimum purchase commitments. The Company currently believes that no indemnification payment will be required at the end of the term of the agreement. The ultimate outcome of these discussions is however uncertain. No liability has been recorded by the Company with respect to this matter.

In relation with the enforcement of certain U.S. patents held by Purdue Pharma which are related to the Company’s once-daily tramadol product, the Company has agreed to pay a share of the legal costs to defend the patents. In relation to this matter, during the year ended December 31, 2009, the Company’s share of patent defense litigation costs amounted to $5,962 [2008 – $5,758], which

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

16.	COMMITMENTS, GUARANTEES AND CONTINGENCIES [Cont’d]

was accrued and recorded in selling, general and administrative expenses. It is currently not possible to reasonably estimate the amount of any future patent litigation costs related to this matter.

Under the cost-sharing agreement, the patent defense litigation costs will be settled with 50% of the future royalties earned from the commercialization of the Company’s once-daily tramadol product in the U.S. until such costs are fully paid. Any balance as at December 31, 2010 will then need to be paid. The accounts payable [note 11] for the patent defense litigation costs includes and bears interest at the Wall Street Journal Prime Rate plus 2%, or 5.25%, as at December 31, 2009 [2008 – 5.25%].

[b]	Guarantees

The Company periodically enters into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.

Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[c]	Contingencies

In 1994, concurrently with the purchase of a controlled-release technology, the Company acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Company was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Company has always considered that no money is owed. During the year ended December 31, 2009, informal settlement discussions were initiated between the parties, prior to incurring significant legal fees associated with the ensuing steps of the legal proceedings. The Company has consequently accrued a selling, general and administrative expense of $450 in the year ended December 31, 2009, which is the estimated amount it would expect to pay if a settlement is reached.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

17.	INCOME TAX EXPENSE (RECOVERY)

The components of income tax expense (recovery) are as follows:

For the years ended December 31,	2009 $	2008 $	2007 $
Income tax expense (recovery)
Current	1	(59)	2,519
Future	—	—	(18)

	1	(59)	2,501

Income tax expense (recovery) on loss from operations as presented differs from the amount calculated by applying the statutory income tax rate to income (loss) before income taxes. The reasons for this difference and the effect on income tax expense (recovery) are as follows:

	2009		2008		2007
	$	%	$	%	$	%
Income (loss) before income taxes:
Canadian operations	(767)		(316)		746
Foreign operations	(25,342)		(40,382)		(34,934)

	(26,109)		(40,698)		(34,188)

Income tax recovery at the Canadian statutory tax rate	8,068	30.9	12,576	30.9	10,947	32.0
Change in income taxes arising from the following:
Effect of foreign operations and foreign tax rates	(2,981)	(11.4)	(8,297)	(20.4)	(7,116)	(20.8)
Deductible (non-deductible) items	138	0.5	(144)	(0.4)	(528)	(1.5)
Unrecognized tax benefits of losses carried forward and other differences	(5,261)	(20.1)	(3,940)	(9.7)	(3,451)	(10.1)
Impact of changes in tax rates	—	—	(87)	(0.2)	(2,191)	(6.4)
Other	35	0.1	(49)	(0.1)	(162)	(0.5)

Income tax recovery (expense)	(1)	—	59	0.1	(2,501)	(7.3)

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

17.	INCOME TAX EXPENSE (RECOVERY) [Cont’d]

The Company did not deduct certain discretionary research and development expenses which have an unlimited carryforward period, and recorded a Canadian federal tax expense and liability of nil in 2009, nil in 2008 and $2,667 in 2007, in order to utilize a corresponding amount of these non-refundable federal tax credits related to research and development expenditures not previously recognized in the consolidated financial statements and which would eventually expire. The corresponding amount was recognized as government assistance and a reduction of research and development expenses [note 18] offsets the federal income tax payable for 2007.

The tax effect of temporary differences and net operating losses that give rise to future income tax assets and liabilities are as follows:

	2009 $	2008 $
Future income tax liabilities
Carrying values of capital assets in excess of tax basis	(41)	(282)

Total future income tax liabilities	(41)	(282)

Future income tax assets
Tax basis of capital assets in excess of carrying values	2,113	2,252
Net operating losses of foreign entities carried forward	25,081	24,346
Research and development expenditures	9,300	9,113
Share issue costs, financial expenses and other	1,438	1,477
Impairment loss on long-term investment	372	372

Total future income tax assets	38,304	37,560
Valuation allowance	(38,139)	(37,133)

Future tax assets	165	427

Net future income tax assets	124	145

During the year ended December 31, 2009, the valuation allowance increased by $1,006 [2008 – $6,074].

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

17.	INCOME TAX EXPENSE (RECOVERY) [Cont’d]

The Company has accumulated loss carryforwards in foreign jurisdictions which are available to reduce the taxable income of future years, the benefits of which have not been recognized in these consolidated financial statements. These loss carryforwards expire as follows:

Barbados $

2012	2,885
2013	4,285
2014	3,393
2016	4,249
2017 2018	8,946 2,458

26,216

In addition, the Company has loss carryforwards amounting to $195,029 in Ireland that are available to reduce taxable income in future years and have an unlimited carryforward period, the benefits of which have not been reflected in these consolidated financial statements.

The Company has research and development expenditures amounting to approximately $41,929 for Canadian federal tax purposes and $25,300 for Quebec tax purposes that are available to reduce taxable income in future years and have an unlimited carryforward period. The tax benefit of nil for 2009, nil for 2008 and $2,584 for 2007 of these expenditures has been recognized for federal and Quebec tax purposes. Research and development expenditures are subject to audit by the taxation authorities and, accordingly, these amounts may vary.

The Company also has accumulated share issue costs which have not been deducted for income tax purposes amounting to approximately $2,362. The benefits of these expenses have not been recorded in the consolidated financial statements.

Canada Revenue Agency audit

The Company is being audited by the Canada Revenue Agency [“CRA”] with respect to the 2002 sale of an undivided interest in certain of its intellectual property rights to its foreign subsidiaries, and with respect to its international operations. The possible outcomes of this audit are multiple and are uncertain at this time.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

17.	INCOME TAX EXPENSE (RECOVERY) [Cont’d]

The CRA has verbally advised the Company of its intent to issue a proposal for the reassessment of the Company on the basis of a proposed recharacterization of the Company’s operations and the 2002 intellectual property sale to the foreign subsidiaries, under paragraphs 247(2)(b) and (d) of the Income Tax Act. The effect of a recharacterization should be that from a Canadian tax perspective, all intellectual property would be recharacterized as being completely owned by the Canadian entity rather than jointly owned with the various foreign entities. The general impact should be a significant increase in the loss carryforwards for Canadian federal and provincial tax purposes, partly offset by a decrease in loss carryforwards in Ireland and Barbados. Since the tax benefit of these loss carryforwards is currently offset by the valuation allowance, there should be no impact on the current consolidated balance sheets or statements of operations except as noted hereafter with respect to federal investment tax credit claims. No income taxes should currently be payable. In addition, when the Company becomes profitable and has used up all its loss carryforwards, the Company’s effective tax rates would be higher since a greater portion of its revenue would be deemed taxable in Canada.

The Company would also be required to adjust its claim for federal non-refundable investment tax credits recognized in the amount of $2,667 for the year ended December 31, 2007, which would result in an annual increase in research and development expenses and a corresponding reduction of income tax expense.

If the proposal is received, the Company will evaluate its options to defend against the proposed reassessment. In 2006, the Company took a reserve with respect to valuation issues in relation to the amount at which the assets were sold in 2002, through a reduction in future income tax assets of $2,072 and a corresponding reduction in the valuation allowance.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

18.	GOVERNMENT ASSISTANCE

The Company incurred research and development expenditures which are eligible for investment tax credits. The investment tax credits recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. These amounts have been recorded as a reduction of research and development expenditures for the years ended December 31 as follows:

	2009 $	2008 $	2007 $

Research and development tax credits
Non-refundable	—	—	2,667
Refundable	1,310	1,888	1,318

	1,310	1,888	3,985

The Company has non-refundable investment tax credits available amounting to $8,350 related to research and development expenditures which may be utilized to reduce federal income taxes payable in future years and expire as follows:

$

2025	1,147
2026	1,769
2027	1,899
2028	2,050
2029	1,485

8,350

The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

19.	FINANCIAL EXPENSES

	2009 $	2008 $	2007 $

Interest on long-term debt	3,254	2,348	1,089
Interest on capital lease obligations	746	785	799
Loss on extinguishment of long-term debt	—	—	43
Interest on patent defense litigation costs payable	296	—	—

	4,296	3,133	1,931

20.	NET CHANGE IN OTHER OPERATING ITEMS

	2009 $	2008 $	2007 $

Accrued interest on marketable securities and long-term investments	704	644	(69)
Accounts receivable	(1,233)	(1,031)	574
Research and development tax credits receivable	(1,310)	(77)	672
Income taxes receivable	219	(313)	769
Inventories	(877)	1,215	2,412
Prepaid expenses and other assets	(60)	819	(76)
Accounts payable and accrued liabilities	5,054	4,581	68
Deferred revenue	3,440	(7,546)	(3,101)

	5,937	(1,708)	1,249

21.	EMPLOYEE BENEFIT PLANS

The Company has two defined contribution pension plans, a voluntary contributory Canadian plan effective July 1, 2005 and a voluntary contributory European plan effective December 2003. The Company funded and charged to expenses contributions amounting to $241, $269 and $243 in 2009, 2008 and 2007, respectively.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

22.	ECONOMIC DEPENDENCE

The Company is dependent on key raw material suppliers and key contract manufacturers. The loss of any of these suppliers could have a material adverse effect on the Company’s consolidated financial position and results of operations.

23.	MANAGEMENT OF CAPITAL

The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt or equity, or by entering into distribution and license agreements.

The Company includes shareholders’ equity or deficiency [excluding accumulated other comprehensive income (loss)], long-term debt and deferred revenue in the definition of capital, which, as at December 31, 2009 and 2008, is as follows:

	2009 $	2008 $
Shareholders’ equity (deficiency) [excluding accumulated other comprehensive income (loss)]	(13,987)	10,140
Total deferred revenue	17,302	13,862
Total long-term debt	22,497	23,643

	25,812	47,645

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

23.	MANAGEMENT OF CAPITAL [Cont’d]

The Company constantly monitors its overall capital management. In order to ensure that the Company has enough cash and cash equivalents to finance its operations and capital needs beyond the next twelve months, the Company has undertaken the following measures:

•	In June 2009, the Company amended the repayment terms of its existing term loan agreement resulting in a reduction in its use of cash over the subsequent 30-month period [note 14];

•

The Company continues to compress spending on research and development programs by way of postponement of high-cost third-party research and development activities such as clinical trials, as well as implementation of other cost reduction initiatives;

•

Furthermore, in November 2009, the Company reduced its workforce, eliminating 35 positions, resulting in restructuring costs of $897, of which $473 is payable as at December 31, 2009 [note 11]. No additional costs are expected for the downsizing;

•

As previously discussed, in November 2009, the Company entered into a SEDA pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of the Company’s common shares for a three-year period [note 15]. In connection with the SEDA, the Company filed a short-form base shelf prospectus with the securities authorities in each province and territory of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. These filings will allow the Company to qualify the shares issued under the SEDA and make offerings of common shares, preferred shares, warrants or a combination thereof for an amount of up to $100,000 until January 2012.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

24.	FINANCIAL INSTRUMENTS

Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the “Financial instruments – Recognition and measurement” section of note 2 to these consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at December 31, 2009, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

	Held-for- trading $	Available- for-sale $	Loans and receivables $	Other financial liabilities $	Total carrying value $	Fair value $
Financial assets
Cash and cash equivalents	23,650	—	—	—	23,650	23,650
Marketable securities	—	854	—	—	854	854
Accounts receivable [excluding sales tax receivable]	—	—	4,627	—	4,627	4,627
Restricted investments	—	133	—	—	133	133
Long-term investment	2,885	—	—	—	2,885	2,885

	26,535	987	4,627	—	32,149	32,149

Financial liabilities
Accounts payable and accrued liabilities [excluding certain reserves]	—	—	—	16,899	16,899	16,899
Long-term debt	—	—	—	22,497	22,497	24,277

	—	—	—	39,396	39,396	41,176

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

24.	FINANCIAL INSTRUMENTS [Cont’d]

Fair value of financial instruments

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

•	The fair value of the marketable securities has been determined by reference to published price quotations in active markets (Level 1);

•

Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, restricted investments and accounts payable and accrued liabilities approximates their carrying value;

•	The long-term investment is recorded at its estimated fair value using the methods and assumptions described in note 8 (Level 3);

•	The estimated fair value of long-term debt was determined by discounting expected cash flows at rates the Company would expect in the marketplace for similar debts;

•	The embedded put option is recorded at fair value using the methods and estimated assumptions disclosed in note 14 (Level 3).

Market risks

a)	Foreign exchange risk

The Company operates internationally and a significant portion of the Company’s revenue from licensing and distribution agreements and product sales is denominated in U.S. dollars or Euros. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and Euro. The Company has a natural hedge for a portion of this risk, to the extent that certain of its expenditures are in U.S. dollars and Euros. Fluctuations in the timing of payments of accounts receivable and payable could cause unanticipated fluctuations in the Company’s consolidated operating results.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

24.	FINANCIAL INSTRUMENTS [Cont’d]

The Company contracted a term loan denominated in U.S. dollars, the outstanding balance of which was US$20,000 as at December 31, 2009. To reduce the impact on the Company’s consolidated results of operations and future cash flows which would result from a significant adverse change in foreign currency exchange rate of the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of its term loan, the Company typically maintains some cash and cash equivalents and marketable securities denominated in U.S. dollars. Changes in the fair value of marketable securities denominated in U.S. dollars including changes due to currency fluctuation are recorded in accumulated other comprehensive income prior to maturity and will not necessarily reduce offsetting changes to the balance of the U.S. dollar-denominated term loan in the same period. The Company has not otherwise hedged significant exposures denominated in foreign currencies.

The significant balances in U.S. dollars, Euros and Pounds sterling as at December 31, are as follows:

	U.S. $	€	£
2009

Cash and cash equivalents	17,974	1,695	108
Marketable securities	814	—	—
Accounts receivable	484	772	802
Restricted investments	48	55	—
Accounts payable and accrued liabilities	(10,594)	(795)	(94)
Long-term debt	(20,200)	—	—

	(11,474)	1,727	816

2008

Cash and cash equivalents	4,461	819	—
Marketable securities	9,683	—	—
Accounts receivable	8	971	155
Restricted investments	39	54	—
Accounts payable and accrued liabilities	(5,091)	(573)	(302)
Long-term debt	(20,073)	—	—

	(10,973)	1,271	(147)

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

24.	FINANCIAL INSTRUMENTS [Cont’d]

Based on the aforementioned net exposure as at December 31, 2009, and assuming that all other variables remain constant, a 10% rise or fall in the Canadian dollar against the other currencies would have resulted in decreases (increases) in net loss and other comprehensive loss as follows:

	Net loss		Other comprehensive loss
Canadian dollar:	Appreciates 10% $	Depreciates 10% $	Appreciates 10% $	Depreciates 10% $
Against U.S. dollar	1,290	(1,290)	86	(86)
Against Euro	(260)	260	—	—
Against Pound sterling	(136)	136	—	—

b)	Interest rate risk

Financial instruments that potentially subject the Company to significant cash flow interest rate risk are financial assets with variable interest rates and consist of cash and cash equivalents. A portion of cash and cash equivalents bears interest at a variable rate. Accounts receivable, accounts payable and accrued liabilities are non interest-bearing, except for the patent defense litigation costs payable which bear interest at a variable rate. Based on the value of variable interest-bearing cash and cash equivalents during the year ended December 31, 2009, an assumed 10% increase in interest rates during such period would have decreased the net loss by $3, with an equal but opposite effect for an assumed 10% decrease in interest rates. Based on the value of variable interest-bearing accounts payable during the year ended December 31, 2009, an assumed 10% increase in interest rates during such period would have increased the net loss by $17, with an equal but opposite effect for an assumed 10% decrease in interest rates.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s marketable securities and the restricted investments are the only financial assets bearing interest at fixed rates and the long-term debt is the only financial liability bearing a fixed interest rate. The risk that the Company will realize a loss as a result of a decline in the fair value of its marketable securities is limited because these investments, although available-for-sale, are generally held to maturity. The Management does not believe that the Company’s results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on the marketable securities, owing to their relative short-term nature.

Risks inherent to the long-term investment are disclosed in note 8.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

24.	FINANCIAL INSTRUMENTS [Cont’d]

Credit risk

The Company’s maximum exposure to credit risk as at December 31, 2009 and 2008 is the carrying value of its financial assets. The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in government-backed institutions with securities that are traded on active markets and are capable of prompt liquidation. Cash as at December 31 is held as follows:

	2009 $	2008 $
Two Canadian chartered banks	19,500	5,374
Two European banks	3,736	2,333
One U.S. bank	393	646
Other bank	21	20

	23,650	8,373

The Company’s cash and cash equivalents are not subject to any external restrictions. The Company has an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer.

The Company also provides credit to its clients in the normal course of operations. It carries out credit evaluations of its customers on a continuing basis. Revenue from product sales is primarily from established pharmaceutical companies. As at December 31, 2009, 57% of the Company’s trade receivables are aged as current [2008 – 99%], 30% of them are aged between one and thirty days past due [2008 – 1%], and 13% are greater than 30 days past due but not impaired [2008 – nil]. As at December 31, 2009, 64% of trade receivables [2008 – 88%] are due from three customers [2008 – five customers].

Liquidity risk

The Company is exposed to the risk of being unable to honour its financial commitments by the deadlines set out under the terms of such commitments. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management of the Company is actively involved in the review and approval of planned expenditures.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

24.	FINANCIAL INSTRUMENTS [Cont’d]

The following table presents the contractual maturities of the undiscounted cash flows of financial liabilities and capital lease obligations as at December 31, 2009:

	Less than 1 year $	1-2 years $	2-3 years $
Accounts payable and accrued liabilities	16,899	—	—
Long-term debt	7,055	11,760	8,976
Capital lease obligations	1,023	1,022	1,004

	24,977	12,782	9,980

25.	SEGMENT DISCLOSURES

The Company operates in one operating segment: pharmaceutical products. The Company carries on business in Canada, Barbados, the United States, and Ireland. Substantially all of the Company’s tangible assets are located in Canada. Licensing and product sales revenue has been derived primarily from the business carried on in Ireland, by the Company’s subsidiary Labopharm Europe Limited, and all other revenue has been derived from business carried on in Canada. The intangible assets are jointly owned by the Company and its foreign subsidiaries, Labopharm Europe Limited and Labopharm (Barbados) Limited.

The following table presents revenue by the customers’ country of domicile, and property, plant and equipment by location:

	2009 $	2008 $	2007 $
Total revenue
Canada – Paladin Labs Inc.	4,975	3,582	1,726
United States – Purdue Pharma Products L.P.	7,114	3,092	5,498
France – sanofi-aventis	2,893	2,612	2,916
Spain – Esteve SA	2,700	1,723	2,263
Germany – Hexal AG	1,494	2,442	1,918
Other European countries	4,166	7,252	4,677
Others	1,230	1,311	—

	24,572	22,014	18,998

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

25.	SEGMENT DISCLOSURES [Cont’d]

	2009 $	2008 $
Property, plant and equipment
Canada	7,826	9,054
Republic of Ireland	603	500
United States	146	187

	8,575	9,741

For the year ended December 31, 2009, five customers [2008 – five customers; 2007 – five customers] generated 27%, 15%, 15%, 15% and 10%, respectively, of product sales [2008 - 27%, 18%, 13%, 13% and 12%, respectively; 2007 – 23%, 19%, 15%, 14% and 10%, respectively].

For the year ended December 31, 2009, two customers [2008 – two customers; 2007 – one customer] generated 71% and 14%, respectively, of licensing revenue [2008 – 52% and 35%, respectively; 2007 – 73%].

For the year ended December 31, 2009, two customers [2008 – nil; 2007 – one customer] generated 80% and 20%, respectively, of research and development collaborations revenue [2008 – nil; 2007 – 100%].

For the year ended December 31, 2009, one customer generated 100% of royalty revenue.

26.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, in the normal course of business, the Company paid consulting fees of $304 [2008 – $331; 2007 – $352] to a company related to a director and Managing Director of a wholly-owned subsidiary, and a former director of the Company [up to May 2008] and recorded this amount in selling, general and administrative expenses. As at December 31, 2009, consulting fees of $24 [2008 – $25] are included in accounts payable and accrued liabilities. These transactions are measured at the exchange amount.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These consolidated financial statements were prepared in accordance with Canadian GAAP. The following represents accounting policies which the Company would adopt in order to conform to U.S. GAAP as well as certain additional disclosures required under U.S. GAAP:

[a]	Stock-based compensation

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in note 2. Under U.S. GAAP, the Company has also followed the fair value method as codified in ASC 718, Stock Compensation [“ASC 718”]. As such, all compensation expense is also recorded as a charge to income and a credit to contributed surplus. However, the compensation expense under U.S. GAAP considers options and warrants granted prior to the effective date of the Canadian GAAP requirements.

During the year ended February 28, 2001, the Company granted 196,725 compensation options to its agent in connection with the Company’s issuance of common shares. The options had an exercise period of twenty-four months from August 31, 2000, vested immediately and entitled the holder to purchase common shares at an exercise price of $3.40 per share. Under Canadian GAAP, no compensation cost was recorded. Under U.S. GAAP, these options were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $356 was recorded as a share issue cost against capital stock, with a corresponding credit to contributed surplus. During the year ended February 28, 2002, 100,000 options were exercised resulting in a transfer of $181 from contributed surplus to capital stock, and the remaining 96,725 options expired unexercised in August 2002.

[b]	Warrants

During the year ended February 28, 2000, the Company issued 200,000 warrants to purchase one common share per warrant to the former supplier of Contramid® in partial settlement for the termination of an agreement. No expense was recorded for the fair value of these warrants under Canadian GAAP. Under U.S. GAAP, these warrants were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $224 was recorded as a charge to operations in fiscal 2000, with a corresponding credit to contributed surplus. In 2002 and 2004, 190,000 warrants were exercised resulting in a total transfer of $213 from contributed surplus to capital stock.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[c]	Patent and intellectual property costs

On January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, as further described in note 3, and as such, under Canadian GAAP, the Company no longer recognizes as intangible assets internally generated trademarks. Under U.S. GAAP, under certain conditions, such costs would be capitalized and amortized over their estimated useful lives. In addition, under U.S. GAAP, the Company capitalizes all patent costs and costs of acquiring intellectual property when the underlying product is initially approved for commercialization in any territory, whereas under Canadian GAAP, the Company capitalizes such costs attributable to a specific territory, only when the underlying product is first approved for commercialization in such territory. Amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect a decrease to the net loss for amounts capitalized under U.S. GAAP, offset by an increase to the net loss for additional amortization expense under U.S. GAAP. Furthermore, under Canadian GAAP, the Company considers acquired software as a component of intangible assets while under U.S. GAAP it is considered a component of property, plant and equipment.

During the year ended December 31, 2009, the Company recorded as intangible assets internally generated patents which relate to a product approved for sale, acquired patents or acquired intellectual property rights, for an amount of $76 [2008 – $518] which will be amortized over a weighted average period of approximately 11 years [2008 – 9 years] under U.S. GAAP.

Under U.S. GAAP, cost and accumulated amortization of intangible assets as at December 31, 2009 amounted to $2,206 and $513, respectively [2008 – $2,130 and $316, respectively]. Amortization expense for intangible assets for the year ended December 31, 2009 amounted to $197 [2008 – $142].

The estimated amortization expense for each of the next five succeeding fiscal years is as follows:

$
2010	201
2011	201
2012	201
2013	201
2014	84

888

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[d]	Research and development expenses

Under U.S. GAAP, research and development costs are expensed as incurred and include salaries and benefits, costs paid to third-party contractors to perform research, develop and manufacture drug material, and a portion of facilities costs. Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. Invoicing from third-party contractors for services performed can lag several months. There are no deferred research and development costs under U.S. and Canadian GAAP.

[e]	Investment tax credits

Under U.S. GAAP, non-refundable research and development tax credits are applied as a reduction of income tax expense. These amounts are deducted from research and development expenses under Canadian GAAP.

[f]	Inventories

On January 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories, under Canadian GAAP. This Section permits the reversal of previously recorded inventory write-downs. Under U.S. GAAP, reversals of inventory write-downs are not permitted. The amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect an adjustment to the net loss for these reversals recorded in the years ended December 31, 2009 and 2008 under Canadian GAAP.

[g]	Income tax expense

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board [“FASB”] Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 [“FIN 48”], for U.S. GAAP purposes, as codified in ASC 740, Income Taxes [“ASC 740”]. FIN 48 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more likely than not” threshold of being sustained by the applicable tax authority. Under FIN 48, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. Unrecognized tax benefits are tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards. Under FIN 48, the Company also classifies a liability for unrecognized tax benefits as current only to the extent that the Company anticipates making a payment within one year.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

The Company’s policy is to recognize interest and/or penalties related to income tax matters in selling, general and administrative expenses.

[h]	Derivative liability – warrants

On January 1, 2009, the Company adopted EITF 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock [“EITF 07-5”] – [see Recently adopted accounting pronouncements under U.S. GAAP, hereafter]. Upon adoption of EITF 07-5, the Company recorded a $555 current derivative liability for the estimated fair value of 292,030 warrants on January 1, 2009 and an increase of $555 to the opening deficit balance as a cumulative effect of a change in accounting principle.

As indicated in note 14, under Canadian GAAP, the Company recorded an increase to warrants and a reduction in the carrying value of the term loan amounting to $549, which was the estimated fair value of these 292,030 warrants which vested as a result of the amendment to the term loan agreement in June 2009. The reduction to the carrying value of the term loan will be accreted over the remaining term of the loan as a non-cash financial expense using the effective interest rate method.

Under U.S. GAAP, the above adjustment was reversed and the Company re-measured the derivative liability based on its estimated fair value as at December 31, 2009 and recorded a gain resulting from the change in its estimated fair value amounting to $26 for the year ended December 31, 2009, and a corresponding decrease to the derivative liability. The accreted non-cash financial expense under Canadian GAAP in the amount of $118 for the year ended December 31, 2009 was reversed.

The estimated fair value of this derivative liability was determined as at January 1, 2009 and December 31, 2009 using the Black-Scholes option pricing model and the following assumptions:

	December 31, 2009	January 1, 2009
Expected volatility	122%	108%
Expected life	3.0 years	4.0 years
Risk-free interest rate	2.51%	1.61%
Dividend yield	Nil	Nil

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

The effect of the above on the Company’s consolidated financial statements is set out below:

Reconciliation of consolidated net loss and comprehensive loss

For the years ended December 31,	2009 $	2008 $	2007 $

Net loss under Canadian GAAP	(26,110)	(40,639)	(36,689)
Adjustment for:
Impact of reversal of previously recorded inventory write-downs [f]	19	(150)	—
Patent and intellectual property costs [c]	(15)	86	125
Change in fair value of the derivative liability – warrants [h]	26	—	—
Financial expenses [h]	118	—	—

Net loss under U.S. GAAP	(25,962)	(40,703)	(36,564)
Unrealized net gains on marketable securities in prior periods transferred to net loss in the current period	(1,395)	—	(50)
Changes in unrealized gains or losses on marketable securities	(158)	1,445	—

Comprehensive loss under U.S. GAAP	(27,515)	(39,258)	(36,614)

Net loss per share under U.S. GAAP – basic and diluted	(0.45)	(0.72)	(0.64)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share is the same as that used for Canadian GAAP purposes.

The effects of any permanent or temporary timing differences for tax purposes are not significant and therefore have not been reflected in the reconciliation.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected consolidated balance sheet accounts under U.S. GAAP are as follows:

	Canadian GAAP [Restated – note 3a] $	Adjustments $	U.S. GAAP $

As at December 31, 2009
Inventories [f]	2,637	(131)	2,506
Property, plant and equipment [c]	8,575	334	8,909
Intangible assets [c]	2,018	(325)	1,693
Derivative liability – warrants [h]	—	529	529
Long-term debt [h]	22,497	431	22,928
Capital stock [a] [b]	242,316	4,024	246,340
Warrants [h]	937	(549)	388
Contributed surplus [a] [b]	16,385	6,349	22,734
Deficit	(273,625)	(10,906)	(284,531)

As at December 31, 2008
Inventories [f]	1,760	(150)	1,610
Property, plant and equipment [c]	9,741	472	10,213
Intangible assets [c]	2,263	(449)	1,814
Capital stock [a] [b]	241,967	4,024	245,991
Contributed surplus [a] [b]	14,937	6,349	21,286
Deficit	(247,515)	(10,500)	(258,015)

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

Additional disclosures required under U.S. GAAP are as follows:

[i]	Income tax expense

As a result of the adoption of FIN 48 on January 1, 2007, there were no changes to the Company’s liability for uncertain tax positions nor to the 2007 deficit balance at the beginning of the year on the Company’s consolidated balance sheet. As at December 31, 2009 and 2008, the Company had approximately $2,813 and $2,597, respectively, of total gross unrecognized tax benefits, which if recognized would favourably affect the effective income tax rate in any future period before valuation allowance.

The Company had no accrual for interest or penalties on tax matters as at December 31, 2009 and 2008, and had recognized no interest expense, income, or penalties on tax matters in the consolidated statement of operations for the periods then ended.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits includes the following components:

	2009 $	2008 $
Unrecognized tax benefits – beginning of year	2,597	2,328
Gross increases – current-period tax positions	216	269

Unrecognized tax benefits – end of year	2,813	2,597

The unrecognized tax benefits relate to valuation issues in relation to the amount at which the assets were sold in 2002 as described in note 17, and to unrecognized investment tax credits that are subject to audit by the Canadian taxation authorities. The Company considers it reasonably possible that tax positions could be agreed to with the taxation authorities, which may result in increases or decreases to the balance of unrecognized tax benefits within the next twelve months. However, an estimate of such an increase or decrease cannot be currently made.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

The Company files income tax returns in Canada [federal and provincial], Ireland, United States [federal and state], Cyprus and Barbados. As discussed in note 17, the Company is being audited by the CRA with respect to the 2002 sale to its foreign subsidiaries of certain assets, and with respect to international operations in subsequent years. The Company has no other ongoing income tax audits as at December 31, 2009. The Company has been audited for federal investment tax credits up to and including the December 31, 2006 taxation year, and for other matters the Company is subject to audit by the CRA and provincial taxation authorities for the 2004 to 2008 tax years. The Company is also subject to audit in Ireland and Barbados for the 2002 to 2008 taxation years, in Cyprus for the 2003 to 2008 taxation years, and in the U.S. for the 2005 to 2008 taxation years, for which no individually material unrecognized tax benefits exist.

[ii]	Collaborative arrangements

The Company enters into strategic alliances or licensing agreements [“Agreements”] with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products. In connection with these Agreements, the Company may receive up-front licensing payments which are recorded as deferred revenue upon receipt and are generally recognized as revenue on a straight-line basis during the term over which the Company maintains substantive contractual obligations. Under these Agreements, the Company may also receive payments upon the achievement of specified events. The obligations of the Company generally include the provision of services which may extend from completing development of the products to obtaining regulatory approval of the products in the licensed territory. In addition, these Agreements generally provide for the Company to receive payments for the supply of products, and/or royalties on the collaborators’ sales of the products in their territory.

Amounts attributable to transactions arising from these Agreements and recognized as revenue as at December 31 consist of the following:

	2009 $	2008 $
Product sales	17,949	13,092
Licensing	4,902	8,856
Royalties and others	962	—

	23,813	21,948

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

In December 2007, the Company entered into a cross-license agreement with Aziende Chimiche Riunite Angelini Francesco - A.C.R.A.F. S.P.A [“Angelini”] with respect to the Company’s once-daily formulation of trazodone. Under the agreement, the Company retained the rights to sell its once-daily trazodone product in the U.S., Canada and other countries primarily outside Europe, and Angelini retained the rights to market and sell the product in Europe, India, Japan and a few other smaller markets. Under the revenue-sharing agreement, the Company is obliged to pay Angelini certain royalties on the Company’s revenue, a portion of which is payable only after the Company has recuperated its development costs, and a portion of which is only payable for the initial two years following initial commercial launch of the product. The royalty structure is dependent on whether the product is commercialized directly by the Company or through a sub-licensee. Angelini further has the obligation to supply the raw materials to the Company at market price for an initial two-year period.

[iii]	Recently adopted accounting pronouncements under U.S. GAAP

On January 1, 2009, the Company adopted the Financial Accounting Standards Board [“FASB”] FAS 157, Fair Value Measurements, as codified as Accounting Standards Codification [“ASC”] 820, Fair Value Measurements and Disclosures [“ASC 820”], for non-financial assets and non-financial liabilities. The adoption of ASC 820 for non-financial assets and non-financial liabilities did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

On January 1, 2009, the Company adopted EITF 07-5, Determining Whether an Instrument or an Embedded Feature is Indexed to an Entity’s Own Stock, as codified in ASC 815, Derivatives and Hedging, which provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature in a financial instrument is indexed to an issuer’s own stock, which would be a derivative. The Company’s adoption of this guidance resulted in the identification of 292,030 warrants which were determined to be ineligible for equity classification because of certain provisions that may result in an adjustment to their exercise price. On adoption, the Company recognized the cumulative effect of the change in accounting principles as an increase of $555 to its opening deficit, and recorded a corresponding current derivative liability. The Company will re-measure the derivative liability based on its estimated fair value on each subsequent consolidated balance sheet date until the warrants are fully exercised or expired, with any changes in the fair value between reporting periods recorded as income or expense.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

On January 1, 2009, the Company adopted EITF 07-1, Accounting for Collaborative Arrangements, as codified in ASC 808, Collaborative Arrangements [“ASC 808”]. The scope of this guidance is limited to collaborative arrangements where no separate legal entity exists and in which the parties are active participants and are exposed to significant risks and rewards that depend on the success of the activity. The provisions of ASC 808 are effective for fiscal years beginning on or after December 15, 2008, and companies will be required to apply the provisions through retrospective application to all collaborative arrangements existing at adoption as a change in accounting principle. If it is impracticable to apply the consensus to a specific arrangement, disclosure is required regarding the reason why retrospective application is not practicable and the effect of reclassification on the current period. The adoption of ASC 808 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows, however it did result in certain additional disclosures.

On January 1, 2009, the Company adopted FASB Staff Position [“FSP”] EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities [“FSP EITF 03-6-1”]. The requirements of FSP EITF 03-6-1 have been incorporated primarily into ASC 260, Earnings per Share. This guidance addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method as described in FASB Statement of Financial Accounting Standards No. 128, Earnings per Share. The adoption of this guidance did not impact the Company’s consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets [“FSP FAS 142-3”]. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 was codified within ASC 275, Risks and Uncertainties, and ASC 350, Intangibles - Goodwill and Other. The adoption of this guidance on January 1, 2009 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are Not Orderly [“FSP FAS 157-4”], as codified in ASC 820. FSP FAS 157-4 amends FAS 157 and provides additional guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset and liability have significantly decreased in relation to normal market activity for the asset or liability. FSP FAS 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company adopted FSP FAS 157-4 beginning with the interim period ended March 31, 2009. The adoption of FSP FAS 157-4 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments [“FSP FAS 115-2”], as codified in FASB ASC topic 320, Investments – Debt and Equity Securities [“ASC 320”]. FSP FAS 115-2 amends FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, as codified in ASC 320 and FSP No. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, as codified in ASC 320. FSP FAS 115-2 provides additional guidance to make other-than-temporary impairments more operational and to improve the financial statement presentation of such impairments. This guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company’s adoption of this guidance, which began with the interim period ended March 31, 2009, did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows, however it did result in enhanced disclosures.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments [“FSP FAS 107-1”], as codified in ASC 825, Financial Instruments, and is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company’s adoption of this guidance, which began with the interim period ended March 31, 2009, did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows; however it did result in enhanced disclosures relating to the fair value of financial instruments in the Company’s interim consolidated financial statements. See note 24, “Fair value of financial instruments”, for further discussion.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

In May 2009, the FASB issued FAS 165, Subsequent Events [“FAS 165”]. This Statement, which was codified as ASC 855, Subsequent Events, incorporates this guidance into accounting literature that was previously addressed only in auditing standards. The Statement refers to subsequent events that provide additional evidence about conditions that existed at the balance sheet date as “recognized subsequent events.” Subsequent events which provide evidence about conditions that arose after the balance sheet date but prior to the issuance of the financial statements are referred to as “non-recognized subsequent events.” This guidance also requires companies to disclose the date at which subsequent events have been evaluated and whether this date is the date the financial statements were issued or the date the financial statements were available to be issued. This guidance is effective for interim or annual periods ending after June 15, 2009 and is to be applied prospectively.

In June 2009, the FASB issued Accounting Standards Update [“ASU”] 2009-01, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 [“ASU 2009-01”]. The FASB Accounting Standards Codification [the “Codification”] is intended to be the source of authoritative U.S. GAAP and reporting standards as issued by the FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification does not change or alter existing U.S. GAAP for public companies and its adoption had no impact on the Company’s consolidated results of operations, financial position or cash flows. The Company conformed its financial statement footnote disclosures to the Codification for the year ended December 31, 2009.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value [“ASU 2009-05”]. This update provides amendments to ASC 820 for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value of such liability using one or more of the techniques prescribed by the update. This standard is effective for the first reporting period, including interim periods, beginning after issuance. The adoption of ASU 2009-05 did not have a material effect on the Company’s consolidated financial statements.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

In February 2010, the FASB issued ASU No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements [“ASU 2010-09”]. This update provides amendments to ASC 855 for Subsequent Events. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB also clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued. ASU 2010-09 is effective upon issuance except for the use of the issued date for conduit debt obligors, which is effective for interim or annual periods ending after June 15, 2010. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

[iv]	Recent accounting pronouncements under U.S. GAAP

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements [“ASU 2009-13”]. ASU 2009-13 amends existing revenue recognition accounting pronouncements that are currently within the scope of ASC Subtopic 605-25. This statement provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. ASU 2009-13 introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. The Company is currently evaluating the impact of adopting this pronouncement.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements [“ASU 2010-06”], which amends FASB ASC Topic 820, Fair Value Measurements and Disclosures. ASU 2010-06 requires new disclosures regarding significant transfers between Level 1 and Level 2 fair value measurements, and disclosures regarding purchases, sales, issuances and settlements, on a gross basis, for Level 3 fair value measurements. ASU 2010-06 also calls for further disaggregation of all assets and liabilities based on line items shown in the consolidated balance sheet. This amendment is effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this pronouncement.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

28.	SUBSEQUENT EVENTS

On January 7, 2010, pursuant to the draw-down notice presented to the Purchaser on December 20, 2009 with respect to the SEDA as discussed in note 15, the Company received an amount of $1,000 from the Purchaser and issued 482,165 shares, for an average price of $2.07 per share after discount.

On February 18, 2010, the Company completed a public offering generating net proceeds of approximately US$18,150, or approximately $18,960, for the issuance of 11,764,706 units. Each unit is comprised of one common share and a warrant to purchase one-half of a common share. On February 23, 2010, the underwriters exercised in full their overallotment option and, as a result, the Company issued 1,764,706 additional units generating additional net proceeds of approximately US$2,800, or $2,950. The combination of two warrants entitles the holder to acquire one common share upon payment of US$2.30 per share, exercisable at any time during the period beginning six months and ending three years following the date of issuance.